August 25, 2011

Via Edgar

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:          Citizens South Banking Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2011
File No. 0-22971

Dear Mr. Webb:

The following are responses to the staff’s comment letter dated August 4, 2011, to Citizens South Banking Corporation (the “Company”).  For ease of reference the comments have been reproduced below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8.  Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 17-Fair Value Measurements, page 80

1.
We note your response to Comment 12 to our letter dated May 13, 2011.  Please tell us and revise future filings to disclose how old an appraisal for an impaired collateral dependent loan has to be before you obtain an updated appraisal.  Please be specific (i.e. six months or nine months, etc.).

Management response:  Generally 12 months or less.  However, if market conditions changed significantly since the most recent appraisal, an updated appraisal is obtained, regardless of the age of the most recent appraisal.

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

Part I.  Financial Information

Notes to Consolidated Financial Statements
Note 6 – Loans, page 11

2.	Please revise future filings to include disclosures required by ASC Subtopic 310-30-50-2. Please provide the information at March 31, 2011 in your response.

 Management Response: See attached disclosure for March 31, 2011.  This information will be included in future responses.

Note 7 – Allowance for Loan Losses, page 17

3.
Please revise future filings to present the roll forward of the allowance for loan losses by loan segment as required by ASC Subtopic 310-10-50-11(B)c.  Please provide the roll forward at March 31, 2011 in your response.

Management response:  A roll forward of the allowance for loan losses by segment for March 31, 2011 is attached.  This information will be included in future filings.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Webb
Securities and Exchange Commission
June 3, 2011

We trust that the above information is responsive to the staff’s comments.  Please direct any additional comments or questions to the undersigned at (704) 884-2263, or to our attorney, Ned Quint, at (202) 274-2007.

Sincerely,

/s/ Gary F. Hoskins

Gary F. Hoskins
Executive Vice President and
   Chief Financial Officer

Enclosures
cc:           Kim S. Price, President and Chief Executive Officer
Ned Quint, Esq.

Citizens South Banking Corporation
March 31, 2011

Accretable Yield:

	Three Months
	Ended March 31,
	Accretable Yield	Carrying Amount
	(in thousands)

Balance - December 31, 2010	$(18,707)	$147,576
Reductions from payments and foreclosures, net	-	(10,107)
Accretion	289	289
Balance - March 31, 2011	$(18,418)	$137,758

Citizens South Banking Corporation
March 31, 2011

Allowance for loan losses by loan segment:

(Dollars in thousands)	One-to-four family residential	Multifamily residential	Construction	Land and development	Other commercial real estate	Consumer real estate	Commercial business	Other consumer	Total

Balance - December 31, 2010	$500	$200	$1,000	$3,500	$2,224	$1,500	$2,500	$500	$11,924
Loan charge-offs	(825)	-	(36)	(1,953)	(16)	(56)	(153)	(13)	(3,052)
Loan recoveries	3	-	50	-	-	7	3	71	134
Provision for loan losses	825	-	-	2,000	25	25	125	-	3,000
Balance - March 31, 2011	$503	$200	$1,014	$3,547	$2,233	$1,476	$2,475	$558	$12,006